                                                                    Exhibit 99.1

                                                        (VIVENDI UNIVERSAL LOGO)



                                                                    May 19, 2005

NOTE: This press release contains unaudited consolidated earnings established under IFRS.

              VIVENDI UNIVERSAL REPORTS FIRST QUARTER 2005 EARNINGS


- POSITIVE FIRST QUARTER EARNINGS SUPPORT 2005 GUIDANCE (ADJUSTED NET INCOME OF AT LEAST E1.8 BILLION, I.E. AT LEAST 37% GROWTH PER SHARE WHEN COMPARED TO
2004).

- UNIVERSAL MUSIC GROUP AND VIVENDI UNIVERSAL GAMES CONFIRM THEIR TURNAROUNDS. SUSTAINED GROWTH IN EARNINGS FROM OPERATIONS (ON A COMPARABLE BASIS(1)) AT CANAL+ GROUP (+42%), MAROC TELECOM (+14%) AND SFR (MOBILE: +7%).



- EARNINGS FROM OPERATIONS amounted to E877 million. On a comparable basis, earnings from operations amounted to E849 million, versus E697 million for the same period in 2004, A 22% GROWTH.


- ADJUSTED NET INCOME(2) amounted to E512 MILLION versus E160 million for the first quarter of 2004.


- NET INCOME amounted to E502 MILLION versus E166 million for the first quarter of 2004.


- FINANCIAL NET DEBT(3) amounted to E4,421 million on March 31, 2005, versus E4,724 million (which includes E1.1 billion for the forward agreement to purchase the 16% additional stake in Maroc Telecom) on December 31, 2004. Cash flow from operations(4) amounted to E1,078 million for the first quarter of 2005.


-----------
1 For the comparable basis definition, please refer to appendix II.

2 For the adjusted net income, please refer to appendix I.

3 Financial net debt is calculated as the sum of long-term debt, bank overdrafts and short-term borrowings, less cash and cash equivalents, non current derivative instruments in assets, current derivative instruments in assets and cash deposits backing financing; in each case, as reported on Vivendi Universal's Consolidated Statement of Financial Position. Financial gross debt comprises bonds, loans, other financial debt (including treasury bills and finance leases), obligations related to commitments to repurchase minority interests and derivatives whose value is negative.

4 Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

             COMMENTS ON THE GROUP'S EARNINGS FOR FIRST QUARTER 2005


REVENUES amounted to E4,761 million. On a comparable basis, revenues increased 7% (+8% at constant currency). Each of the business units contributed to the growth in revenues.


EARNINGS FROM OPERATIONS amounted to E877 million. On a comparable basis, earnings from operations increased by 22% (22% at constant currency).


INCOME FROM EQUITY AFFILIATES amounted to E72 million compared to E78 million in the first quarter of 2004. The equity in NBC Universal's earnings for the first quarter of 2005 amounted to E72 million.


INTEREST amounted to -E46 million compared to -E144 million in the first quarter of 2004.


OTHER FINANCIAL CHARGES primarily included the changes in the fair value of derivative instruments. In the first quarter of 2005, other financial charges amounted to -E29 million compared to -E122 million in the first quarter of 2004. This variation is largely explained by the evolution of the value of the embedded option of the Sogecable convertible bond (+E44 million for the first quarter of 2005 versus -E91 million for the same period in 2004).


INCOME TAX expense totaled E163 million compared to an expense of E218 million in the first quarter of 2004. This variation is linked to the positive impact of the Consolidated Global Profit Tax System (+E125 million) in the first quarter of 2005. In 2004, the Consolidated Global Profit Tax System's impact was accounted from the third quarter, following Vivendi Universal's admission to this system on August 22, 2004.

Excluding the positive impact of the Consolidated Global Profit Tax System in the first quarter of 2005, the income tax expense increased during the first quarter of 2005 due to the increase in pre-tax earnings of the business units.


EARNINGS attributable to equity holders of the parent improved significantly. It amounted to E502 million (basic earnings of E0.44 per share and diluted earnings of E0.44 per share) versus E166 million in the first quarter of 2004 (basic earnings of E0.15 per share and diluted earnings of E0.14 per share).


ADJUSTED NET INCOME amounted to E512 million versus an adjusted net income of E160 million in the first quarter of 2004. This improvement of E352 million was mainly achieved through: improvement in earnings from operations (+E183 million), reduction in interest (+E98 million) and reduction in provision for income taxes (+E76 million).


                                      2/7

 COMMENTS ON EARNINGS FROM OPERATIONS FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM
                   BUSINESS UNITS FOR THE FIRST QUARTER 2005

UNIVERSAL MUSIC GROUP (UMG) :

UMG's earnings from operations amounted to E36 million compared to a loss of E11 million in the first quarter of 2004 reflecting an improvement in activity, margins on higher sales volumes, as well as lower restructuring costs.

VIVENDI UNIVERSAL GAMES (VUG) :

VUG's earnings from operations were E11 million, compared to a reported loss in 2004 of E48 million. This improvement reflects combined actions taken in order to restore profitability: a significant increase in net sales (+47% when compared to 2004) due to World of Warcraft, a favourable shift in ongoing business composition more heavily weighted on the high margin World of Warcraft subscription business model and significantly lower fixed operating expenses resulting from the global turnaround plan.

CANAL+ GROUP :

Canal+ Group reported earnings from operations of E132 million representing an increase of 42% on a comparable basis. Excluding exceptional items, the period-on-period earnings from operations grew 37% due to revenues growth and positive impact on costs. Within French pay-TV, the group's core business, earnings from operations amounted to E104 million and achieved a +20% increase compared to the same period in 2004 on a comparable basis. Meanwhile, the group's subsidiary in Poland confirmed its recovery with strongly improved quarterly earnings from operations. StudioCanal's earnings from operations amounted to E23 million representing an increase of +51% compared to the previous year.

SFR CEGETEL :

SFR Cegetel earnings from operations increased by 2% to E567 million. Mobile activity earnings from operations grew 7% to E602 million, due to an 8% growth in network revenues (excluding rebilling of mobile termination between operators) and a continued strong control of customer acquisition and retention costs: as a percentage of network revenues (excluding mobile termination), customer acquisition and retention costs were down nearly 1 point to 10.1%. As a consequence of the heavy commercial and technical costs of the broadband Internet retail offer launched in March 2004, the fixed telephony and Internet activity recorded operating losses of E35 million for the first quarter of 2005, compared to a loss of E5 million for the same period in 2004.

MAROC TELECOM :

Maroc Telecom earnings from operations grew 15%, to E180 million, compared with the same period last year (+14% at constant currency on a comparable basis). Maroc Telecom succeeded in maintaining its margin level and, at the same time, in continuing its acquisition policy of new customers, mainly mobile customers (net adds of 387,000 for the first quarter of 2005).


                                      3/7

IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that: Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will not be able to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders are urged to read those documents at the Commission's website at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.



ANALYST CONFERENCE (Media invited on a listen only basis)

SPEAKERS:
MR. JACQUES ESPINASSE
Member of the Management Board & Chief Financial Officer
MS. SANDRINE DUFOUR
Deputy Chief Financial Officer

DATE
THURSDAY, MAY 19, 2005
2:30PM PARIS TIME; 1:30PM LONDON TIME; 8:30AM EST

Dial-in (France): +33(0)1.71.23.04.23
Dial-in (UK): +44(0)20.7365.1849
Dial (US toll free): 1.866.850.2201 or (US toll): +1.718.354.1172
REPLAY DETAILS (replay available for 7 days):
France: +33(0)1.71.23.02.48 - Access code: 2519415
UK: +44(0)20.7784.1024 - Access code: 5194289
US: 1.866.883.4489 (Toll free) or +1.718.354.1112 - Access code: 5194289
An AUDIO WEB CAST will also be available at: http://finance.vivendiuniversal.com The SLIDES OF THE PRESENTATION will also be available online.



CONTACTS :

MEDIA                                    INVESTOR RELATIONS

PARIS                                    PARIS
Antoine Lefort                           Daniel Scolan
+33 (0) 1 71 71 11 80                    +33 (0) 1 71 71 32 91
Agnes Vetillart                          Laurence Daniel
+33 (0) 1 71 71 30 82                    +33 (0) 1 71 71 12 33
Alain Delrieu                            Edouard Lassalle
+33 (0) 1 71 71 10 86                    +33 (0) 1 71 71 30 45

NEW YORK                                 NEW YORK
Flavie Lemarchand-Wood                   Eileen McLaughlin
+(1) 212.572.1118                        +(1) 212.572.8961


                                      4/7

                                   APPENDIX I

                                VIVENDI UNIVERSAL
                       CONSOLIDATED STATEMENT OF EARNINGS
                                (IFRS, UNAUDITED)


(In millions of euros, except per share amounts)                                     1st Quarter Ended March 31,
                                                                                     --------------------------
                                                                                       2005             2004
                                                                                     --------         --------
REVENUES                                                                             E  4,761         E  4,385
Cost of revenues                                                                       (2,511)          (2,335)
                                                                                     --------         --------

MARGIN FROM OPERATIONS                                                                  2,250            2,050
                                                                                     --------         --------
EARNINGS FROM OPERATIONS                                                                  877              694
Other income from ordinary activities                                                      19               23
Income from equity affiliates                                                              72               78
                                                                                     --------         --------
EARNINGS BEFORE INTEREST AND INCOME TAXES                                                 968              795
Interest                                                                                  (46)            (144)
Other financial charges                                                                   (29)            (122)
Other financial income                                                                     22                9
                                                                                     --------         --------
INTEREST AND OTHER FINANCIAL CHARGES AND INCOME                                           (53)            (257)
                                                                                     --------         --------
EARNINGS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS                                  915              538
Provision for income taxes                                                               (163)            (218)
                                                                                     --------         --------
EARNINGS FROM CONTINUING OPERATIONS                                                       752              320
Earnings from discontinued operations                                                       -   (a)        118
                                                                                     --------         --------
EARNINGS                                                                             E    752         E    438
                                                                                     ========         ========
Attributable to:
Minority interests                                                                        250              272
EQUITY HOLDERS OF THE PARENT                                                         E    502         E    166

Earnings from continuing operations per share - basic (in euros)                     E   0.66         E   0.28
Earnings from continuing operations per share - diluted (in euros)                   E   0.65         E   0.28

Earnings attributable to discontinued operations per share - basic                   E      -         E   0.10
Earnings attributable to discontinued operations per share - diluted                 E      -         E   0.10

EARNINGS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT PER SHARE - BASIC          E   0.44         E   0.15
EARNINGS ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT PER SHARE - DILUTED        E   0.44         E   0.14


(a) For the first quarter of 2004, included 80% of Vivendi Universal Entertainment's earnings generated over the period.


PLEASE NOTE THAT:

In application of European regulation 1606/2002 dated July 19, 2002 concerning international standards, the consolidated financial statements of Vivendi Universal for the financial year ending December 31, 2005, will be prepared in accordance with the IAS (International Accounting Standards) / IFRS (International Financial Reporting Standards) applicable as of December 31, 2005, as approved by the European Union. The first consolidated financial statements published in accordance with IAS/IFRS will be those for the 2005 financial year, with comparative figures for 2004 prepared using the same primary basis of accounting. For each 2005 interim financial publication, comparative information for corresponding 2004 interim financial statements will be published. Given the remaining uncertainties concerning the standards and interpretations which will be applicable as of December 31 2005, Vivendi Universal reserves the right to modify certain accounting methods and options adopted during the preparation of this 2004 financial information, on final and definitive reporting of the first IFRS financial statements. Please refer to Note "IFRS 2004 transition" published on April 14, 2005 and filed with the SEC as a 6-K on April 19, 2005.


ADJUSTED NET INCOME DEFINITION:

Adjusted net income includes earnings from operations, other income from ordinary affiliates, income from equity affiliates, interest, and tax and minority interest relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, as well as provision for income taxes and minority interests in adjustments. Adjusted net income (loss) never includes adjustments in earnings from operations.


                                      5/7

                                   APPENDIX II
                                VIVENDI UNIVERSAL
     REVENUES AND OPERATING INCOME ON A COMPARABLE BASIS BY BUSINESS SEGMENT

                                (IFRS, UNAUDITED)

COMPARABLE BASIS ESSENTIALLY ILLUSTRATES THE EFFECT OF THE DIVESTITURES THAT OCCURRED IN 2004 (MAINLY CANAL+ BENELUX, UMG'S MUSIC CLUBS, KENCELL AND MONACO TELECOM), OF THE DIVESTITURES THAT OCCURRED IN 2005 (MAINLY NC NUMERICABLE) AND INCLUDES THE FULL CONSOLIDATION OF MAURITEL AT MAROC TELECOM AS IF THESE TRANSACTIONS HAD OCCURRED AT THE BEGINNING OF 2004. IN 2004, COMPARABLE BASIS ALSO INCLUDES ESTIMATED MOBILE-TO-MOBILE SALES AT SFR CEGETEL APPLYING THE 2005 RATE. COMPARABLE BASIS RESULTS ARE NOT NECESSARILY INDICATIVE OF THE COMBINED RESULTS THAT WOULD HAVE OCCURRED HAD THE EVENTS ACTUALLY OCCURRED AT THE BEGINNING OF 2004.



                                                                               1st Quarter Ended March 31,
                                                                    ---------------------------------------------
                                                                                                        % Change
                                                                                                       at constant
(In millions of euros)                                                2005        2004      % Change    currency
                                                                    -------     -------     --------   -----------
REVENUES

Universal Music Group                                               E 1,038     E   933          11%         14%
Vivendi Universal Games                                                 113          77          47%         52%
Canal+ Group                                                            836         824           1%          1%
SFR Cegetel                                                  (a)      2,326       2,182           7%          7%
Maroc Telecom                                                           423         383          10%         12%
Non core operations and elimination of intercompany
  transactions                                               (b)        (20)         (8)        na*         na*
                                                                    -------     -------       -----       -----
TOTAL VIVENDI UNIVERSAL                                             E 4,716     E 4,391           7%          8%
                                                                    =======     =======       =====       =====


EARNINGS FROM OPERATIONS

Universal Music Group                                               E    36     E    (4)        na*         na*
Vivendi Universal Games                                                  11         (48)        na*         na*
Canal+ Group                                                            104          73          42%         40%
SFR Cegetel                                                  (a)        567         555           2%          2%
Maroc Telecom                                                           180         160          13%         14%
Holding & Corporate                                                     (47)        (44)         -7%         -7%
Non core operations                                          (b)         (2)          5         na*         na*
                                                                    -------     -------       -----       -----
TOTAL VIVENDI UNIVERSAL                                             E   849     E   697          22%         22%
                                                                    =======     =======       =====       =====

na*:  not applicable.

(a) As of January 1, 2005, SFR revenues include mobile-to-mobile sales of E217 million for the first quarter of 2005. 2004 comparable basis includes estimated theoretical mobile-to-mobile sales applying the 2005 rate, i.e. E204 million. Mobile-to-mobile sales have no impact on earnings from operations.

(b) Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.


                                      6/7

                                  APPENDIX III
                                VIVENDI UNIVERSAL
         REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT AS PUBLISHED
                                (IFRS, UNAUDITED)


                                                                         1st Quarter Ended March 31,
                                                                      --------------------------------
(In millions of euros)                                                  2005        2004      % Change
                                                                      -------     -------     --------
REVENUES
Universal Music Group                                                 E 1,038     E   977           6%
Vivendi Universal Games                                                   113          77          47%
Canal+ Group                                                              881         918          -4%
SFR Cegetel                                                   (a)       2,326       1,978          18%
Maroc Telecom                                                             423         368          15%
Non core operations and elimination of intercompany
   transactions                                               (b)         (20)         67         na*
                                                                      -------     -------       -----
TOTAL VIVENDI UNIVERSAL (EXCLUDING VUE)                               E 4,761     E 4,385           9%
                                                                      =======     =======       =====
Vivendi Universal Entertainment                                             -           -          na*
                                                                      -------     -------       -----
TOTAL VIVENDI UNIVERSAL                                               E 4,761     E 4,385           9%
                                                                      =======     =======       =====
EARNINGS FROM OPERATIONS

Universal Music Group                                                 E    36     E   (11)        na*
Vivendi Universal Games                                                    11         (48)        na*
Canal+ Group                                                              132          72          83%
SFR Cegetel                                                   (a)         567         555           2%
Maroc Telecom                                                             180         156          15%
Holding & Corporate                                                       (47)        (44)         -7%
Non core operations                                           (b)          (2)         14         na*
                                                                      -------     -------       -----
TOTAL VIVENDI UNIVERSAL (EXCLUDING VUE)                               E   877     E   694          26%
                                                                      =======     =======       =====
Vivendi Universal Entertainment                                             -           -         na*
                                                                      -------     -------       -----
TOTAL VIVENDI UNIVERSAL                                               E   877     E   694          26%
                                                                      =======     =======       =====


na*:  not applicable.

(a) As of January 1, 2005, SFR revenues include mobile-to-mobile sales of E217 million for the first quarter of 2005. These sales have no impact on earnings from operations.

(b) Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.


                                      7/7